Proxy Results - MuniVest Michigan Insured Fund, Inc.
Meeting Date: 12/15/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	3,693,849.500	7,387,697.000	3,693,849.500	3,789,588.000	130,697.000	109,041.000	51.30%	1.77%	1.48%	95,738.500		94.05%	3.24%	2.71%

Proposal 1 - Preferred	1,001.000	2,000.000	1,001.000	1,406.000	473.000	121.000	70.30%	23.65%	6.05%	405.000	Brackenridge	70.30%	23.65%	6.05%

Last Updated on 08/08/2000
By Win95 User